Exhibit 4

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of International Bancshares Corporation’s (“IBC”, “we”, “us”, or “our”) classes of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).  We have two classes of securities registered under the Exchange Act:  (i) our common stock, par value $1.00 per share (the “Common Stock”); and  (ii) 216,000 shares of preferred stock designated as Series A preferred stock and 24,784,000 unissued shares of preferred stock referred to as “Blank Check” preferred stock (collectively, the “Preferred Stock”).

DESCRIPTION OF COMMON STOCK

The following description of our Common Stock is a summary and does not describe every right, term, or condition of owning our Common Stock.  It is subject to and qualified in its entirety by reference to our amended articles of incorporation (the “Articles of Incorporation”) and amended and restated by-laws (the “By-laws”).  For a complete description, refer to the Articles of Incorporation and the By-laws and any applicable provisions of relevant law, including the applicable provisions of the Texas Business Organizations Code and federal law governing bank holding companies.

General

Pursuant to the Articles of Incorporation, we are authorized to issue 275,000,000 shares of our Common Stock, par value $1.00 per share.  Our Common Stock is listed on the NASDAQ Stock Market under the ticker symbol “IBOC.”  Outstanding shares of our Common Stock are validly issued, fully paid, and non-assessable.  Holders of our Common Stock are not, and will not be, subject to any liability as shareholders.

Dividends

Holders of our Common Stock are entitled to receive dividends if, as, and when declared by our board of directors out of any funds legally available for the payment of dividends.  We will pay dividends on our Common Stock only if we have paid or provided for the payment of all dividends on our then outstanding series of Preferred Stock entitled to preference in the receipt of dividends, for the then current period and, in the case of any cumulative Preferred Stock, all prior periods.  Our Preferred Stock also has such other preferences over our Common Stock as currently, or as may be, fixed by our board of directors.  We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.  The Board of Governors of the Federal Reserve System, which is also referred to as the Federal Reserve Board, is authorized under applicable law and regulations to determine, under certain circumstances relating to the financial condition of a bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.  In addition, we are subject to Texas state laws relating to the payment of dividends.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.  Holders of shares of Common Stock are not entitled to cumulative voting rights in the election of directors.

Preemptive Rights

Holders of our Common Stock have no subscription, conversion, or preemptive rights to acquire any additional shares of Common Stock and the Common Stock is not redeemable.

Liquidation Rights

Holders of our Common Stock are also entitled, upon our liquidation, and after payment of all valid claims of creditors and the preferences of Preferred Stock outstanding at the time of liquidation, to receive pro rata distributions of our net assets.

Classification of the Board

Our board of directors is not classified.

DESCRIPTION OF THE PREFERRED STOCK

The following description of the Preferred Stock is a summary and does not describe every right, term, or condition of owning the Preferred Stock.  It is subject to and qualified in its entirety by reference to the pertinent sections of our Articles of Incorporation and By-Laws, including the certificate of designations creating the Preferred Stock, and any applicable provisions of relevant law, including the applicable provisions of the Texas Business Organizations Code and federal law governing bank holding companies.

General

Our Articles of Incorporation authorize us to issue 216,000 shares of Series A Preferred Stock and 24,784,000 shares of preferred stock typically referred to as “Blank Check” preferred stock.  The Blank Check preferred stock refers to stock for which the rights and restrictions are determined by our board of directors.  We currently have no Series A Preferred Stock outstanding.  In limited circumstances, our Articles of Incorporation authorize our board of directors to issue new shares of Common Stock or Preferred Stock without further shareholder action.

Dividend Rights

The issuance of Preferred Stock may be viewed as having adverse effects upon the dividend rights of holders of our Common Stock.

Preemptive and Conversion Rights

Holders of our Common Stock do not have any preemptive rights with respect to any newly issued Preferred Stock  Our board of directors could adversely affect the voting power of holders of our Common Stock by issuing shares of Preferred Stock with certain voting, conversion, and/or redemption rights.

Certain Anti-Takeover Matters

In the event of a proposed merger, tender offer, or other attempt to gain control of the Company, which the board of directors does not believe to be in the best interests of its shareholders, the board of directors can issue Preferred Stock which could make any such takeover attempt more difficult to complete.  Blank Check Preferred Stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill.  Our board of directors has not approved any plan to issue Preferred Stock for this purpose.  Our board of directors does not intend to issue any Preferred Stock except on terms that the board deems to be in the best interests of IBC and its shareholders.

DESCRIPTION OF THE ANTI-TAKEOVER PROVISIONS

General

The provisions of our Articles of Incorporation and By-Laws, which we summarize below, may have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Advance Notice Procedure for Shareholder Proposals.

Our By-laws establish an advance notice procedure for the nomination of candidates for election as directors as well as for shareholder proposals to be considered at annual meetings of shareholders.  In general, notice of intent to nominate a director must contain specific information concerning the person to be nominated and must be delivered to or mailed and received at our principal executive offices as follows:

With respect to an election to be held at a special meeting of shareholders for the election of directors, not earlier than the 90th day prior to the special meeting and not later than the close of business on the later of the 60th day prior to the special meeting or the 10th day following the day on which public disclosure is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.  Shareholders may not nominate persons for election to the board of directors at any special meeting of shareholders unless the business to be transacted at the special meeting, as set forth in the notice of the special meeting, includes the election of directors.

Notice of shareholders’ intent to raise business at an annual meeting, including a nomination of candidate for election as director, must be delivered to or mailed and received at our principal executive offices not later than 60 days nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting.  Proposals from shareholders which are intended to be included in the proxy statement relating to an annual meeting of shareholders must comply with Rule 14a-8 under the Exchange Act, which requires that the proposal be received not less than 120 calendar days before the date of IBC’s proxy statement released to shareholders in connection with the previous year’s annual meeting.  These procedures may operate to limit the ability of shareholders to bring business before a shareholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Limitation of Liability of Directors.

Our Articles of Incorporation and By-laws provide for indemnification of our directors to the fullest extent permitted by applicable law.  Article 2.02-1 of the Texas Business Organizations Code provides that a Texas corporation may indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any suit or proceeding, whether civil, criminal, administrative or investigative if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.  These provisions may have the practical effect in certain cases of eliminating the ability of our shareholders to collect monetary damages from directors and executive officers.  We believe that the provisions in our Articles of Incorporation and By-laws are necessary to attract and retain qualified persons as directors and executive officers.

Regulatory Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our Common Stock.  Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our Common Stock under the Change in Bank Control Act.  Any holder of 25% or more of our Common Stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a bank holding company under the Bank Holding Company Act.